                                                  ------------------------------
                                                           OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              1-800 CONTACTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    681977104
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                                 (CUSIP Number)

                                  David Katzman
                          c/o Camelot Ventures, L.L.C.
                         20555 Victor Parkway, Suite 100
                             Livonia, Michigan 48152
                                 (734) 805-5111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 2004
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)..David Katzman

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)....................................................................[ ]
      (b)....................................................................[x]

--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)..............................AF, WC, OO

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)...........................................................[ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization..............United States of America

--------------------------------------------------------------------------------
                  7.    Sole Voting Power......................................0

Number of         --------------------------------------------------------------
Shares Bene-      8.    Shared Voting Power..............................762,676
ficially
Owned by Each     --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power.................................0
Person With:
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power.........................762,676

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person.......762,676

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)..........................................................[ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)....................5.7%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions).............................IN

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                                     Page 2

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).Daniel Gilbert

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)....................................................................[ ]
      (b)....................................................................[x]

--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)..............................AF, WC, OO

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)...........................................................[ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization..............United States of America

--------------------------------------------------------------------------------
                  7.    Sole Voting Power......................................0

Number of         --------------------------------------------------------------
Shares Bene-      8.    Shared Voting Power..............................762,676
ficially
Owned by Each     --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power.................................0
Person With:
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power.........................762,676

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person.......762,676

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)..........................................................[ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)....................5.7%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions).............................IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities
      only)..........................................Camelot Ventures/CJ, L.L.C.

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)....................................................................[ ]
      (b)....................................................................[x]

--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)..............................AF, WC, OO

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)...........................................................[ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization.....................State of Michigan

--------------------------------------------------------------------------------
                  7.    Sole Voting Power................................725,000

Number of         --------------------------------------------------------------
Shares Bene-      8.    Shared Voting Power...............................37,676
ficially
Owned by Each     --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power...........................725,000
Person With:
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power..........................37,676

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person.......762,676

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)..........................................................[ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)....................5.7%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions).............................OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities
      only).............................................Camelot Ventures, L.L.C.

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)....................................................................[ ]
      (b)....................................................................[x]

--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)..............................AF, WC, OO

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)...........................................................[ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization.....................State of Michigan

--------------------------------------------------------------------------------
                  7.    Sole Voting Power......................................0

Number of         --------------------------------------------------------------
Shares Bene-      8.    Shared Voting Power..............................762,676
ficially
Owned by Each     --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power.................................0
Person With:
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power.........................762,676

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person.......762,676

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)..........................................................[ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)....................5.7%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions).............................OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities
      only).....................................................Lens Express LLC

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)....................................................................[ ]
      (b)....................................................................[x]

--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)..............................AF, WC, OO

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)...........................................................[ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization.....................State of Michigan

--------------------------------------------------------------------------------
                  7.    Sole Voting Power.................................37,676

Number of         --------------------------------------------------------------
Shares Bene-      8.    Shared Voting Power..............................725,000
ficially
Owned by Each     --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power............................37,676
Person With:
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power.........................725,000

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person.......762,676

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)..........................................................[ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)....................5.7%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions).............................OO

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share ("Common Stock"), of 1-800 CONTACTS, INC., a Delaware corporation ("1-800 Contacts"). The address of 1-800 Contacts' principal executive offices is 66 E. Wadsworth Park Drive, 3rd Floor, Draper, Utah 84020.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is being filed by David Katzman, Daniel Gilbert, Camelot Ventures/CJ, L.L.C., a manager-managed Michigan limited liability company d/b/a Lens 1st ("Lens 1st"), Camelot Ventures, L.L.C., a manager-managed Michigan limited liability company ("Camelot"), and Lens Express LLC, a manager-managed Michigan limited liability company ("Lens Express"), who are collectively referred to in this Schedule as the "Reporting Persons" and individually as a "Reporting Person". David Katzman and Daniel Gilbert are the managers of Lens 1st, Camelot and Lens Express. Each of David Katzman's and Daniel Gilbert's present principal occupation or employment is private investor. Lens 1st's and Lens Express' principal business was supplying contact lenses, solutions, accessories and other vision care products directly to consumers and retailers, until that business was sold to 1-800 Contacts on January 30, 2003. Currently, Lens 1st and Lens Express primarily hold the proceeds of such sale. Camelot's principal business is being a private venture capital firm. David Katzman's, Dan Gilbert's, Lens 1st's, Camelot's and Lens Express' principal business address is 20555 Victor Parkway, Suite 100, Livonia, Michigan 48152.

      None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      David Katzman and Daniel Gilbert are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to an Asset Purchase Agreement, dated as of January 30, 2003, among 1-800 Contacts, Lens 1st, Lens Express, David Katzman and Daniel Gilbert (the "Asset Purchase Agreement"), 1-800 Contacts purchased from Lens 1st and Lens Express specified assets in exchange for the assumption of specified liabilities, the payment of cash and the issuance of 900,000 unregistered shares of Common Stock. At the closing of the Asset Purchase Agreement on January 30, 2003, Lens 1st acquired 725,000 shares of Common Stock and Lens Express acquired 175,000 shares of Common Stock pursuant to the Asset Purchase Agreement. The closing sale price of the Common Stock on January 30, 2003 was $20.92. At that time, Camelot owned 555,700 shares of Common Stock that it had acquired in the open market for an aggregate of $6,602,174, using its working capital to fund the purchases. Camelot sold its 555,700 shares of Common Stock on February 26, 2004 at $20.75 a share. This report is being filed to report Lens Express's sale of 137,324 shares of Common Stock on various dates through July 6, 2004 for an aggregate of $2,053,712.44.

      Each of Camelot, Lens 1st and Lens Express had loans relating to its business from a commercial bank, and Lens 1st and Lens Express acquired their Common Stock as part of the purchase price for the assets they sold to 1-800 Contacts. Lens 1st borrowed $3,000,000 from Camelot to repay its revolving line of credit.

ITEM 4. PURPOSE OF TRANSACTION.

      Lens 1st and Lens Express acquired their shares of Common Stock as part of the purchase price for their assets sold to 1-800 Contacts pursuant to the Asset Purchase Agreement, as described in Item 3. Camelot acquired the shares of Common Stock it beneficially owned for investment purposes. This report is being filed to report Lens Express's sale of 137,324 shares of Common Stock on various dates through July 6, 2004.

      In connection with the Asset Purchase Agreement, 1-800 Contacts, Jonathan Coon, Stephen A. Yacktman, Jason Subotky and John F. Nichols (the "Principal Stockholders"), Lens 1st, Lens Express and David Katzman entered into a Voting Agreement, dated as of January 30, 2003 (the "Voting Agreement"). Pursuant to the Voting Agreement, the size of 1-800 Contacts' Board of Directors was increased, and David Katzman was elected as a Class II Director of 1-800 Contacts on January 31, 2003. In addition, 1-800 Contacts agreed to nominate and recommend David Katzman for election as a Class II Director at the 2003 Annual Meeting of Stockholders of 1-800 Contacts for a term expiring at the 2006 Annual Meeting of Stockholders, and the Principal Stockholders, Lens 1st and Lens Express agreed to vote for his election, subject to the terms and conditions of the Voting Agreement. The Reporting Persons disclaim beneficial ownership of the Common Stock owned by the Principal Stockholders. Effective February 26, 2004, David Katzman resigned as a director of 1-800 Contacts.

      In connection with the Asset Purchase Agreement, 1-800 Contacts, Lens 1st and Lens Express entered into a Registration Rights Agreement, dated as of January 30, 2003 (the "Registration Rights Agreement"). The Registration Rights Agreement generally provides Lens 1st, Lens Express and specified assignees with piggyback registration rights with respect to 900,000 shares of Common Stock. Pursuant to those rights, 1-800 Contacts registered for resale the 900,000 shares of Common Stock acquired by Lens 1st and Lens Express as part of the purchase price for their assets sold to 1-800 Contacts pursuant to the Asset Purchase Agreement, including the 137,324 shares of Common Stock sold by Lens Express described in this Schedule 13D and the remaining 762,676 shares of Common Stock they own.

      Subject to market conditions, the Registration Rights Agreement, the registration statement on Form S-3 and the related prospectus dated June 18, 2004 covering the shares owned by Lens 1st and Lens Express (the "Registration Statement"), and other factors that the Reporting Persons may deem material to their investment decisions, each of the Reporting Persons has determined to significantly reduce his or its Common Stock ownership over time, by public or private sale (registered or unregistered), distribution to members of Lens 1st and/or Lens Express, gift, pledge or otherwise, including, without limitation, sales of Common Stock by the Reporting Persons pursuant to the Registration Statement, pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Each of the Reporting Persons intends to review on a continuing basis various factors relating to his or its investment in 1-800 Contacts, including 1-800 Contacts' business and prospects, the price and availability of 1-800 Contacts' securities, subsequent developments affecting 1-800 Contacts, other investment and business opportunities available to the Reporting Person, his or its general investment and trading policies, market conditions or other factors. Based on these factors, each of the Reporting Persons may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. Each Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he or it determines such acquisition or disposal is not in his or its best interests at that time.

      Other than as described above, none of the Reporting Persons has any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him or it of securities of 1-800 Contacts, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving 1-800 Contacts or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of 1-800 Contacts or any of its subsidiaries, (d) any change in the present Board of Directors or management of 1-800 Contacts, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in 1-800 Contacts' present capitalization or dividend policy, (f) any other material change in 1-800 Contacts' business or corporate structure, (g) any changes in 1-800 Contacts' Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of 1-800 Contacts by any person, (h) causing a class of securities of 1-800 Contacts to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of 1-800 Contacts' equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of July 8, 2004 are as follows:

                              Number                        Percent*
                              ------                        --------
      Lens 1st                762,676   **                    5.7%
      Camelot                 762,676   **                    5.7%
      Lens Express            762,676   **                    5.7%
      David Katzman           762,676   **                    5.7%
      Daniel Gilbert          762,676   **                    5.7%

*Based on the 13,285,501 shares of Common Stock reported as outstanding as of May 5, 2004 in the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 2004.

**Includes 725,000 shares of Common Stock acquired by Lens 1st pursuant to the Asset Purchase Agreement and 37,676 of the shares of Common Stock acquired by Lens Express pursuant to the Asset Purchase Agreement. David Katzman and Daniel Gilbert are the managers of Lens 1st, Camelot and Lens Express, and, therefore, share voting and investment power over the shares of Common Stock they hold. Because of the common managers of Lens 1st, Camelot and Lens Express, the Reporting Persons might constitute a group, although the Reporting Persons disclaim the existence of a group.

      (b) Lens 1st and Lens Express have sole voting and investment power over the 725,000 and 37,676 shares of Common Stock respectively owned by them. David Katzman and Daniel Gilbert, as the managers of Lens 1st, Camelot and Lens Express, and Camelot, as a commonly controlled entity, share voting and investment power over the 762,676 shares of Common Stock owned by Lens 1st and Lens Express.

      (c) The Reporting Persons effected the following sales of shares of Common Stock in open market transactions during the sixty days before July 2, 2004 or the date of this Schedule 13D:

          Name           Transaction Date       Shares     Price Per Share
          ----           ----------------       ------     ---------------
      Lens Express           06/29/04           22,569         $14.95
      Lens Express           07/01/04           40,800         $14.95
      Lens Express           07/01/04           58,500         $14.96
      Lens Express           07/01/04            5,000         $14.97
      Lens Express           07/02/04            3,000         $14.95
      Lens Express           07/02/04            5,800         $14.9558
      Lens Express           07/06/04            1,655         $14.95

      (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Reporting Persons are parties to the Voting Agreement and the Registration Rights Agreement described in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      99.1 Agreement of Joint Filing among the Reporting Persons, dated as of February 7, 2003, incorporated by reference to Exhibit 99.1 to the
            Schedule 13D of the Reporting Persons, dated February 7, 2003.

      99.2 Voting Agreement, dated as of January 30, 2003, among 1-800 Contacts, the Principal Stockholders, Lens 1st, Lens Express and David Katzman, incorporated by reference to Exhibit 99.2 to the
            Schedule 13D of the Reporting Persons, dated February 7, 2003.

      99.3 Registration Rights Agreement, dated as of January 30, 2003, among 1-800 Contacts, Lens 1st and Lens Express, incorporated by reference to Exhibit 99.4 to the Schedule 13D of the Reporting Persons, dated February 7, 2003.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2004                           /s/ DAVID KATZMAN
                                         ---------------------------------------
                                               David Katzman

Dated:  July 8, 2004                           /s/ DANIEL GILBERT
                                         ---------------------------------------
                                               Daniel Gilbert

Dated:  July 8, 2004                     CAMELOT VENTURES/CJ, L.L.C.


                                               By:   /s/ DAVID KATZMAN
                                                   -----------------------------
                                                     David Katzman

                                                     Its:  President and Manager

Dated:  July 8, 2004                     CAMELOT VENTURES, L.L.C.


                                               By:   /s/ DAVID KATZMAN
                                                   -----------------------------
                                                     David Katzman

                                                     Its:  President and Manager

Dated:  July 8, 2004                     LENS EXPRESS LLC


                                               By:   /s/ DAVID KATZMAN
                                                   -----------------------------
                                                     David Katzman

                                                     Its:  President and Manager